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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2013

Washington DC
400

SEC FILE NUMBER
8- 00859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2012__ AND ENDING __12/31/2012__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C. R. DAVIS & COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

939 CLOCKTOWER DRIVE, SUITE A
                                 (No. and Street)

SPRINGFIELD, ILLINOIS   62704

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY R. GIBBS   (217)793-0733

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP

                              (Name – *if individual, state last, first, middle name*)

600 EAST ADAMS	SPRINGFIELD,	ILLINOIS	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DP 3/18/13

OATH OR AFFIRMATION

I, __JEFFREY R. GIBBS__ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__C. R. DAVIS & COMPANY__
_____ , as
of __DECEMBER 31,__ _____, 20__1__2____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

OFFICIAL SEAL
SUSAN N GIBBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/29/14

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012 and 2011

CONTENTS

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C.R. Davis & Company as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Davis & Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer + Punke, LLP

Springfield, Illinois
February 1, 2013

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2012	2011
ASSETS		
Cash	$ 60,265	$ 55,029
Cash segregated for exclusive benefit of customers	100	100
Receivable from brokers and dealers	9,764	8,139
Securities owned-marketable, at market value	45,372	70,380
Prepaid income tax	24,556	20,614
Other assets	1,769	1,204
Equipment, net of accumulated depreciation of $ 10,304 and $ 9,417 at 2012 and 2011, respectively	965	1,852
	$ 142,791	$ 157,318

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Accounts payable	$ 4,368	$ 3,315
Accrued payroll taxes	10,017	4,945
Commissions payable	5,119	19,912
	19,504	28,172
Deferred tax liability	2,576	1,178
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2012 and 2011	5,100	5,100
Additional contributed capital	56,991	56,991
Retained earnings	58,620	65,877
	120,711	127,968
	$ 142,791	$ 157,318

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2012	2011
Revenues		
Commissions	$ 203,703	$ 199,503
Investment income	1,855	2,147
Net dealer inventory and investment gain (loss)	9,808	(5,601)
	215,366	196,049
Expenses		
Advertising	1,283	1,588
Depreciation	887	888
Dues and assessments	2,080	2,220
Entertainment	286	714
Financial and news service	1,302	1,130
Insurance	26,715	20,637
Miscellaneous	3,471	3,854
Office supplies	3,550	3,884
Postage and printing	69	512
Professional fees	6,175	5,975
Rent	19,200	19,200
Salaries and commissions		
Stockholders	94,958	97,781
Others	43,168	35,734
Service fees	5,937	7,774
Taxes	9,050	9,554
Telephone	3,568	3,907
Travel	435	-
Utilities	3,033	2,933
	225,167	218,285
Loss before income taxes	(9,801)	(22,236)
Income taxes	(2,544)	(5,219)
NET LOSS	$ (7,257)	$ (17,017)

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2010	$ 5,100	$ 56,991	$ 82,894	$ 144,985
Net loss for the year	-	-	(17,017)	(17,017)
Balance at December 31, 2011	5,100	56,991	65,877	127,968
Net loss for the year	-	-	(7,257)	(7,257)
Balance at December 31, 2012	$ 5,100	$ 56,991	$ 58,620	$ 120,711

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2012	2011
Cash flows from operating activities		
Net loss	$ (7,257)	$ (17,017)
Adjustments to reconcile net loss to net		
cash used in operating activities		
Investment inventory (gain) loss	(9,808)	5,643
Depreciation	887	888
Deferred income taxes	1,398	(1,201)
Change in assets and liabilities		
(Increase) decrease in receivable from brokers and dealers	(1,625)	7,915
(Increase) in prepaid income taxes	(3,942)	(4,018)
(Increase) decrease in other assets	(565)	409
Increase (decrease) in accounts payable	1,053	(646)
Increase (decrease) in accrued payroll taxes	5,072	(6,808)
Increase (decrease) in commissions payable	(14,793)	5,590
Net cash used in operating activities	(29,580)	(9,245)
Cash flows from investing activities		
Purchase of securities owned-marketable	(1,483)	(15,583)
Sale of securities owned-marketable	36,299	14,914
Net cash provided by (used in) investing activities	34,816	(669)
Net increase (decrease) in cash	5,236	(9,914)
Cash at beginning of year	55,129	65,043
Cash at end of year	$ 60,365	$ 55,129

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2011 and 2010. Accordingly, the financial statements reflect an unrealized gain (loss) of $ 6,600 and $ (5,643) for the years ended December 31, 2012 and 2011, respectively, and an accumulated unrealized gain of $ 10,268 and $ 3,668 at December 31, 2012 and 2011, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7.   Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

8.   Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2012 through February 1, 2013, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

9.   New Accounting Pronouncements

In 2009, C. R. Davis & Company adopted Accounting Standards Update (ASU) No. 2009-01, Statement of Financial Accounting Standards No. 168, *"The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles (GAAP)"*. This ASU includes FASB Statement No. 168 in its entirety. The ASU establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. Following this ASC, the FASB will issue only ASUs to update the ASC. The adoption did not have a material effect on the Company's financial statements.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2012	2011
Current provision		
Federal	$ (2,319)	$ (2,394)
State	(1,623)	(1,624)
	(3,942)	(4,018)
Deferred provision	1,398	(1,201)
	$ (2,544)	$ (5,219)

Deferred tax liability at December 31, 2012 and 2011, consist of the following:

	2012	2011
Deferred taxes		
Depreciation, net of tax expensing of equipment	$ 207	$ 332
Unrealized gains on securities	2,369	846
	$ 2,576	$ 1,178

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2012 and 2011. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, respectively, the Company had net capital of $ 78,191 and $ 86,452, which were $ 28,191 and $ 36,452 in excess of its required net capital of $ 50,000 for 2012 and 2011. The Company's net capital ratio was .25 to 1 and .33 to 1 at December 31, 2012 and 2011, respectively.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superceded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

The fair values of the Company's investments were determined using inputs, as described above, at December 30, 2012 and 2011, as follows:

	2012	2011
Level 1		
Mutual Funds	$ 37,848	$ 63,888
Stocks	7,524	6,492
	$ 45,372	$ 70,380

There were no Level 2 or Level 3 investments held in 2012 or 2011.

NOTE E - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2012 and 2011.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on pages 14 through 17 is presented for purposes of additional analysis and is not a required part of the 2012 basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2012 basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the 2012 basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 1, 2013

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2012

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 120,711
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		120,711
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		120,711
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 34,988	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	34,988
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		85,723
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	7,532	
	D. Undue concentration	-	
	E. Other	-	7,532
10.	Net Capital		$ 78,191

14

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2012

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)	$	1,300
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		28,191
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		18,191

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$	19,504
17.	Add:			
	A. Drafts for immediate credit	$ -		
	B. Market value of securities borrowed where no equivalent value is paid or credited	-		
	C. Other unrecorded amounts	-		-
19.	Total aggregate indebtedness		$	19,504
20.	Ratio of AI/NC			.25 to 1

C. R. Davis & Company

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2013	Difference
Stockholders' equity	$ 120,711	$ 120,711	$ -
Nonallowable assets			
12b-1 Commissions receivable	7,698	7,698	-
Prepaid expense	1,769	1,769	-
Fixed assets	965	965	-
Income taxes recoverable	24,556	24,556	-
Haircuts on securities	7,532	7,532	-
	42,520	42,520	-
NET CAPITAL	$ 78,191	$ 78,191	$ -

C. R. Davis & Company

SCHEDULE III
CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2012

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM
SEC RULE 15c3-3

December 31, 2012 and 2011

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
C. R. Davis & Company
Springfield, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of C. R. Davis & Company (the Company) for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We believe the following matter is a significant deficiency. Our recommendations regarding these matters are discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 1, 2013